Exhibit 4(m)

EQUITY PURCHASE AGREEMENT

between

Aimhigh Global Corp.
TCC STEEL

and

J&R Holding Limited

in respect of

Weihai Aimhigh Electronic Co. Ltd.

2008.3.17

TABLE OF CONTENTS
1.	PARTIES	2

2.	INTERPRETATION	3

3.	EQUITY TRANSFER	5

4.	EQUITY PURCHASE PRICE, TIME AND FORM OF PAYMENT	6

5.	THE PARTIES' OBLIGATION	7

6.	REPRESENTATIONS, UNDERTAKINGS AND WARRANTIES	8

7.	CONFIDENTIALITY	14

8.	TAXATION	15

9.	TERMINATION	16

10.	LIABILITY FOR BREACH AND INDEMNIFICATION	16

11.	FORCE MAJEURE	17

12.	APPLICABLE LAWS AND DISPUTE RESOLUTION	18

13.	EFFECTIVENESS AND MISCELLANEOUS	18

WHEREAS: Weihai Aimhigh Electronic Co. Ltd. (hereinafter referred to as "Aimhigh") is a foreign invested enterprise duly incorporated and registered in Weihai, China in accordance with the laws of China, which engages in producing and selling of electronic appliances (e.g., transistors, etc), with registered capital of US$ 16,200,000 and paid in capital of US$ 14,200,000. Aimhigh's only shareholders are the Aimhigh Global Corp. (hereinafter referred to as "Aimhigh Global") and TCC STEEL, with 75.31% and 24.69% of shareholding, respectively;

WHEREAS: J&R Holding Limited is an exempted company duly incorporated and validly existing under the laws of Bermuda with its registered office in Bermuda;

WHEREAS: The Aimhigh Global and TCC STEEL propose to transfer their entire equity holdings in Aimhigh to J&R Holding Limited, and J&R Holding Limited agrees to purchase such equities;

J&R Holding Limited, Aimhigh Global and TCC STEEL hereinafter are collectively referred to as the "Parties" or individually referred to as the "Party"

NOW THEREFORE, based on the principles of fairness and mutual benefit, and after friendly consultation, the Parties hereto conclude the following agreement in respect of the equity transfer in accordance with the applicable laws and regulations of the People's Republic of China (the "PRC").

1.	PARTIES

1.1	Sellers

Seller I: Aimhigh Global Corp.

Address: KeunYoung B/D 12F, 464-4 Samsan-Dong, Bupyoung-Gu
Incheon, 403-090, Korea.

Seller II: TCC STEEL

Address: DongYang Tower 20F, 93, Dangsan-Dong 4 Ga,
Yeongdeungpo-Gu, Seoul, 150-722, Korea.

1.2	Buyer:

J&R Holding Limited
Address: Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda

2.	INTERPRETATION

Unless otherwise provided herein, the definitions and rules of interpretation in this clause apply in this agreement:

“Confidential Information”
means any confidential information disclosed, directly or indirectly, in writing, orally or by any other means by one party (the provider) to the other party (the receiver) for the purpose of concluding this agreement prior to the execution, or after the execution, including without limitation, all the materials with respect to the business operations, assets, financial conditions, business secrets, business opportunities, etc.

“Senior Management Personnel”	means senior staff of Aimhigh, including the chief executive officer, deputy executive officer, chief financial supervisor and any other person performing the same or similar functions.

"Affiliates"
means any enterprise controlled, directly or indirectly, by the controlling shareholder, actual controller, director, supervisor, senior manager of Aimhigh, or other enterprise or natural person who can cause the transfer of the equity interest of Aimhigh.

"Equity Purchase Price"	means, pursuant to this agreement, the price (US$ 7,000,000) which shall be paid by Buyer to Sellers.

"Examination and Approval Authorities"	means the Economic Development Bureau of the Weihai Eco-Tech Development Zone.

"Aimhigh"
means the Weihai Aimhigh Electronic Co. Ltd. established by Korea S.Tech (the predecessor of Aimhigh Global Corp.) in the Weihai Eco-Tech Development Zone on December 27, 2001. Its Enterprise Business License is 371000400001162.

"New Aimhigh"	means the new Aimhigh which obtained the approval of the Economic Development Bureau of the Weihai Eco-Tech Development Zone and a new Enterprise Business License.

"Serious Impact"
means any impact of an event which may cause any of the following results: (1) the accounting firm would issue a reservation to Aimhigh when auditing; (2) the accounting firm would make a provision equivalent to or exceeding US$ 10,000 when issuing the auditing report; or (3) cause a loss equivalent to or exceeding US$ 10,000 to Aimhigh or its shareholder during the course of business operation.

"Equity to Be Transferred"	means all of the equity holdings in Aimhigh held by Sellers.

3.	EQUITY TRANSFER

3.1	Sellers agree to sell and Buyer agrees to purchase 100% of the equities of Aimhigh, in which:

Seller I will sell 75.31% of equities in Aimhigh to Buyer;
Seller II will sell 24.69% of equities in Aimhigh to Buyer.

4.	EQUITY PURCHASE PRICE, TIME AND FORM OF PAYMENT

4.1
The Parties agree that, based on the net worth as prescribed in the audit report of Aimhigh produced by the accounting firm jointly appointed by the Parties, the Equity Purchase Price as provided hereof shall be seven million US dollars (US$ 7,000,000). In line with the actual investment proportion of each Seller in Aimhigh, Buyer shall pay US$ 5,028,169.01 of the Equity Purchase Price to Seller I and the balance, US$ 1,971,830.99, to Seller II.

4.2
Buyer agrees that, within 10 business days after obtaining an approval from the Economic Development Bureau of the Weihai Eco-Tech Development Zone and a new Legal Person Enterprise Business License, it shall pay three million US dollars (US$ 3,000,000) to Seller I , Seller I shall, in turn, use these funds to return any and all outstanding guarantee deposits previously provided by ASE Korea Inc. within 10 business days after receipt of the above mentioned payment. After ASE Korea Inc. confirms its receipt of this returned guarantee deposit amount, Buyer shall remit in full the respective outstanding balances of the Equity Purchase Price within 10 business days to seller I for the amount of US$2,028,169.01 and to Seller II for the amount of US$1,971,830.99 to the respective accounts designated by Seller I and Seller II.

4.3
Upon the issue date of the new Legal Person Enterprise Business License, the Sellers will no longer be entitled to execute their shareholder rights in Aimhigh; the Buyer shall be entitled to execute the shareholder's right in Aimhigh and shall assume the corresponding obligations in accordance with the laws and regulations of the PRC and the articles of association of the New Aimhigh.

5.	THE PARTIES' OBLIGATION

5.1	Save for the other obligations provided herein, Sellers I and Seller II shall be jointly and severally liable for completing the following items:

(1)
Assist in dealing with any and all work in connection with the government authorities and cooperate to submit all relevant documents, including but not limited to assisting Aimhigh in obtaining the reply to equity transfer application, recertifying the foreign invested enterprise approval certificate and the Legal Person Enterprise Business License, all registration matters relating to customs, taxation and foreign exchange, etc.;

(2)
During the transition period, which starts from the execution of this agreement and continues until the issuance of the Legal Person Enterprise Business License, normally and prudently operate Aimhigh (including the management and maintenance of all assets [including the clients' equipment and appliances deposited in Aimhigh]), not take any actions that would have a Serious Impact on Aimhigh's business operation and finances.

5.2	Save for the otherwise obligation provided herein, Buyer shall bear the obligations regarding the following items:

(1)	Pay the equity purchase price to Sellers according to the terms of this agreement;

(2)
For the purpose of effecting the legal change of entity from Aimhigh to the New Aimhigh, submit all relevant documents, which shall be submitted by foreign investors, to the examination and approval authorities.

6.	REPRESENTATIONS, UNDERTAKINGS AND WARRANTIES

6.1	Sellers hereby undertake as follows:

(1)
Aimhigh is a legal person enterprise duly incorporated and validly existing under the laws and regulations of PRC and has obtained and validly holds all the necessary authorizations, approvals, permits for conducting its business operation, it has full power and right to execute and perform all manner of contracts or agreements relating to its business operation;

(2)
The execution of this agreement and any relevant documents shall have obtained all necessary resolutions of the Sellers or any other lawful authorizations which shall be adopted, including without limitation, the approval resolution of the board of directors of the Sellers;

(3)	The board of directors of Aimhigh has irrevocably and unconditionally ratified this agreement;

(4)
Sellers lawfully hold all of the equity in Aimhigh, which shall be free from any pledge or any forms of guaranty, and not subject to any controversies, disputes, judicial preservation and enforcement measures;

(5)
All the debts and contingent liabilities of Aimhigh, as well as any and all undertakings made to any third party other than the Buyer by Aimhigh, shall have been disclosed truly and completely to Buyer, should any debts, contingent liabilities or undertakings with Serious Impact not be disclosed to Buyer, Sellers shall be held liable for all damages; if Aimhigh or the New Aimhigh has prepaid such foregoing debt or liabilities, upon the instruction of Buyer, Sellers shall indemnify Aimhigh or the New Aimhigh, or Buyer directly as soon as reasonably practicable. It shall not be deemed as breach of this Article 6 herein if Sellers have provided the whole indemnity or compensation thereto;

(6)
Aimhigh shall lawfully own the proprietary right or use right of all the assets stated in the latest audited balance sheet, fixed asset list, intangible asset list (including the land use right and the intellectual propriety rights) or any other lists, and shall have obtained and hold all certificates with respect thereto. Except for those have been disclosed within the financial report, no mortgage, pledge, lien, etc. or any third party's right have been set up thereupon, and no seizure, detainment or freeze has been imposed thereupon by judicial authority or administrative agencies, or under such threat, and there is no suit, action, claim, arbitration, proceeding or investigation with Serious Impact pending or, threatened against, relating to or involving Aimhigh. Should the foregoing occur and cause any damage or loss to the asset of the Aimhigh or the New Aimhigh, Sellers shall indemnify Aimhigh or the New Aimhigh, or Buyer directly against such loss or damage as soon as reasonably practicable. It shall not be deemed as breach of this article if Sellers has provided the whole indemnity or compensation;

(7)
No non-payment of wages, social welfare and insurance which has Serious Impact shall exist in Aimhigh; nor any penalty which has Serious Impact or such threat imposed by the labor management authority for any labor problem against Aimhigh.  Meanwhile, no labor suit, action, claim, proceeding or arbitration which has not been disclosed to Buyer as of the date of execution and which has Serious Impact, pending or threatened against, relating to or involving Aimhigh. Should the foregoing occur and cause any loss or damage to Aimhigh or the New Aimhigh, Sellers shall ensure that under the instruction of Buyer, indemnify Aimhigh or the New Aimhigh, or Buyer directly, against such loss or damage as soon as reasonably practicable. It shall not be deemed as breach of this Article 6 herein if Sellers have provided the whole indemnity or compensation thereto;

(8)
Ensure that all the exercise of intellectual property rights ("IPRs"), except those of which Aimhigh has the exclusive right, by Aimhigh now shall have been duly authorized and the authorization shall be still valid. If the authorization has expired or will expire within six months from the execution of this agreement, Sellers shall proactively procure the execution of any contract or agreement concerning the extension of exercising of the relevant IPRs. Sellers shall undertake that, under no circumstance, Aimhigh or the New Aimhigh will be not able to conduct business operation due to failure of exercising the relevant IPRs. Should the foregoing occur and cause any loss or damage to Aimhigh or the New Aimhigh, Sellers shall ensure that, under the instruction of Buyer, indemnify Aimhigh or the New Aimhigh, or Buyer directly, against such loss or damage promptly.  It shall not to be deemed as breach of this Article 6 herein if Sellers have provided the whole indemnity or compensation thereto;

(9)
As of the date of the execution of this agreement, there is no suit, action, claim, arbitration, proceeding or investigation with Serious Impact pending or, threatened against, relating to or involving Aimhigh, nor shall it be subject to any serious existing or potential administrative punishment or sanction with Serious Impact from PRC taxation authorities, Bureau for Industry and Commerce and labor protection authorities, etc. If the foregoing circumstances occur and Aimhigh or the New Aimhigh has paid any overdue fine, compensation or penalty therefore, Sellers shall indemnify Aimhigh or the New Aimhigh, or Buyer directly. It shall not be deemed as breach of this Article 6 herein if Sellers have provided the whole indemnity or compensation thereto;

(10)	Ensure that Aimhigh shall not waive any credit or interest;

(11)
All the materials and documents provided by Sellers to Buyer with respect to, including but not limited to the operation permit, operation qualification, business condition, information of managing officers and staff, financial status, shall be true and effective, and all the statements thereof shall be authentic without omission, the duplicates shall be identical with the original files;

(12)
As of the execution of this agreement, where Sellers find any fact or event which may cause the representations, warranties or undertakings herein to become untrue, inaccurate, incomplete or misleading in any respect, it shall notify Buyer in writing within 3 business days after learning of such fact or event.

(13)
During the transition period from the execution date of this agreement to the recertification of the Legal Person Enterprise Business License, Sellers undertake that, without the prior written agreement of Buyer, Aimhigh shall not be allowed to conduct the following activities:

(a)
Sign any contract or agreement with a value exceeding US$ 10,000, including without limitation, any share purchase agreement, equity joint venture contract, cooperative joint venture contract, production and sales contract, guarantee contract, warranty contract, loan contract, lease contract, intellectual property rights transfer contract or licensing contract; or conduct any activity which may result in an undertaking or intent to sign the foregoing contract or agreement (including but not limited to overseas investment, capital increase, share transfer, share pledge or option, etc). Any and all contracts executed shall be delivered to Buyer by Seller and/or Aimhigh for archiving within 3 business days after execution.

(b)	conduct any activities which may cause Serious Impact to the financial condition of the Aimhigh;

(c)	revise the articles of association of the Aimhigh or other organizational documents;

(d)	conduct any activities which may cause severe consequences to the daily management and operation of Aimhigh;

(e)	deliberately make insurance contracts out of date, or deliberately make any insurance contracts invalid or revocable;

(f)	deliberately violate any important contractual obligations or laws and regulations, which may cause Serious Impact;

(g)	change the Aimhigh’s current accounting and financial measures;

(h)	amend or revise the employment contracts of current senior management personnel;

(i)	entice senior management personnel and staff of Aimhigh to terminate their employment relationship; or,

(j)	Declare and distribute dividends to any shareholder or persons who are not shareholders.

(14)	During the ordinary course of the New Aimhigh's business operation, Sellers shall not:

(a)
Without the prior written consent of Buyer, in order to engage in any business operation which shall compete with the business operation of the New Aimhigh, directly or indirectly, own, manage or control any other company, enterprise, institution or entity, or participate in shareholding, management or control of any other company, enterprise institution or entity;

(b)
Employ or assist in employing the current or former employees of the New Aimhigh or any person who will be employed by the New Aimhigh, or engage in business operations jointly with such persons which shall compete with the New Aimhigh;

(c)	Entice the senior managers or employees of the new Aimhigh to terminate the labor relationship with the New Aimhigh.

(15)
In the event that the products produced and delivered to the warehouse by Aimhigh prior to execution of this agreement cause any loss or damage equivalent to or exceeding US$10,000 for each accident to Aimhigh or Buyer or the New Aimhigh, Sellers shall bear all the indemnity or compensation thereto.

6.2	Buyer hereby undertakes to Sellers as follows:

(1)	Buyer is an exempted company duly incorporated and validly existing under the Bermuda laws and regulations and is in good standing;

(2)	To pay the Equity Purchase Price to Sellers in accordance with this agreement; and,

(3)	To observe and fully perform all the obligations herein.

6.3	The Parties hereby represent collaterally as follows:

(1)
From the execution date of this agreement, the respective business operation, financial condition or financial prospect of the party shall not have any change which would cause any material adverse effect to: (a) any information or estimate provided to the other party prior to the execution; (b) the capacity for performing the obligations under this agreement of this party;

(2)
Unless agreed by the other parties in writing, as of the execution date of this agreement, the Sellers shall not negotiate or execute any letter of intent, record, memorandum, contract or agreement with the same or similar content as provided herein with any person or entity who is not the party hereto or establish any investment cooperation relationship in any form with the same or similar content as provided herein.

6.4
Regardless of whether it is wilful or negligent, in the event that any undertaking, warranty or representation hereof of either party hereto is untrue in any material respect, it shall be deemed as a material breach of this agreement. The Party who makes such undertaking, warranty or representation shall be deemed as the breaching party and the other Party shall have right to terminate this agreement pursuant to the Article 9 herein or require the breaching party to bear the liability as described in Article 10 herein.

7.	CONFIDENTIALITY

7.1
Unless otherwise provided for or required by the laws and regulations of the PRC, during the term of this agreement or subject to the Article 7.2 hereunder, the Parties and their respective affiliates shall not disclose, divulge, or discuss any confidential information obtained due to execution of this agreement to any third party. The Parties shall require and procure their employees or proxy to treat the abovementioned information as important as their own assets and confidential information, and also, undertake that they, their employees or proxy shall not use the abovementioned confidential information for any other purpose other than the performance of the obligations under this agreement.

7.2	The obligation as mentioned in Article 7.1 shall not apply to any of the following conditions:

(1)	Any information disclosed to the public without breaching this contract;

(2)	Any information disclosed by the third party who is not a party hereto;

(3)	Any information which has been disclosed by the Parties prior to the execution of this agreement

(4)	Any information which is required to be disclosed pursuant to relevant laws, regulations and provisions of competent government authorities (including Bermuda and Korea).

(5)
For the purpose of implementing this agreement, the Parties may, as necessary and appropriate, disclose certain confidential information to the directors, chief executive officer, deputy executive officer, chief financial supervisor, and legal counsel; provided that the Parties shall ensure that the abovementioned person or proxy shall observe the obligation of confidentiality provided herein.

8.	TAXATION

8.1
The taxation as mentioned herein means: (1) any and all current or pending taxes levied or imposed by the PRC taxation authorities; (2) any and all taxes levied additionally or repeatedly, no matter whether the foregoing arises due to the insufficiency of taxes which has been levied or withheld, or impropriety or unlawfulness of the given or enjoyed relief or exemption; (3) any and all fines, interests or other dues in connection with the taxes, including any and all litigation and arbitration fees, indemnity, losses, compensation, payment, costs and expenses, or any other relevant fees relating to taxes.

8.2
All taxes arising due to the transfer of equity shall be borne respectively by the Parties in accordance with the relevant provisions as stipulated in the PRC laws, administrative regulations and sector rules or requirements of the government authority.

8.3	In the event that any tax or other relevant fees paid by the Buyer exceeds the scope as provided in the article 8.2 herein, the Sellers shall provide full compensation to the Buyer.

9.	TERMINATION

9.1
In the event that either Party hereof commits a breach of the obligations, representations, warranties and undertakings under this agreement which is not remedied within 60 business days, upon receipt of the notice of breach from the other Party, the non-breaching party shall have right to terminate this agreement after notifying the breaching party and other party in writing and require the breaching party to bear the liability for breach and claim for losses and damages caused thereto.

10.	LIABILITY FOR BREACH AND INDEMNIFICATION

10.1
The Sellers shall be jointly and severally liable for any loss or damage suffered by the Buyer on account of a breach of the terms of this agreement by one or both of the Sellers. But when the Seller breaches the article 6.1 (1), 6.1 (5)-6.1 (10), 6.1 (13) and 6.1 (15) hereof, if the event as mentioned in the foregoing articles occurred between the establishment date of Aimhigh and December 31, 2005, the Seller II shall be responsible for all the compensation, if such event occurred after January 1, 2006, the Seller I shall be responsible for all the compensation.

10.2	In the event that one or both of the Sellers defaults or commits the following conduct, the Buyer shall be compensated or indemnified for no less than 100% of the Equity Purchase Price:

(1)
As of the execution date of this agreement, (a) the Seller I delays in performing or violating Article 6.1(6) herein; or (b) carry out similar cooperation as described hereof with any other person or entity who is not the party hereto;

(2)	After recertification of the Legal Person Enterprise Business License, either Seller violates the article 6.1(7) herein.

10.3
In the event that Buyer fails to pay the Equity Purchase Price within the time limit as stipulated in Article 4 hereof, it shall pay an aggregate penalty equal to 0.1% of the total amount due and payable for each day overdue to Sellers.

10.4	The liability for breach shall not be revoked due to the termination of this contract.

11.	FORCE MAJEURE

11.1
In the event that the occurrence of a Force Majeure event, such as earthquake, typhoon, flood, war or any other event which is unforeseeable, unavoidable and insurmountable and directly affects or impairs the performance of this agreement or causes the failure of performance of the agreed terms and conditions hereof, the Party who endures the Force Majeure event shall notify the other Party by facsimile or other reasonable method promptly, and shall provide the detailed information regarding the event and issue effective supporting documents with respect to failure of performance, partial failure of performance or the performance shall be delayed within 15 days after the abovementioned notification. Such supporting documents shall be issued by the relevant notary public where the event occurred. The Parties shall negotiate on whether this agreement shall be revoked with reference to the impact on the performance of this agreement by the event. None of the Parties shall have the right to claim for damages caused by the Force Majeure event. Normal business risks, such as inflation, change of foreign exchange rate, etc., shall not be deemed as Force Majeure events.

12.	APPLICABLE LAWS AND DISPUTE RESOLUTION

12.1	The execution, effectiveness, interpretation and performance of this contract shall be governed by the current applicable laws and regulations of the PRC.

12.2
Any disputes arising out of or in connection with this agreement shall be settled through friendly consultation by the Parties. Should no settlement be reached with respect thereto within 60 business days after notifying the other party in writing, any of the Parties may file a suit with the courts of the People’s Republic of China with competent jurisdiction where New Aimhigh is located.

13.	EFFECTIVENESS AND MISCELLANEOUS

13.1	This agreement shall be executed by the duly authorized representatives and its effectiveness shall be subject to the approval of the examination and approval authority.

13.2	The unstated items in this agreement can be arranged as supplements by both Parties. The supplements shall have the same binding effect as this agreement.

13.3
This agreement shall be written in English and Chinese language, both of which shall have the same meaning and be authentic and equally valid. Should there be any discrepancy between these two versions, the Chinese version shall prevail.

13.4
This agreement (both the Chinese version and English version) shall have six originals with each Party holding one original, the New Aimhigh holding one original and the examination and approval authority holding two original.

13.5	The schedules attached hereto shall constitute an integral part of the agreement with the same effectiveness and validity.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of 17 Mar 2008.

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Aimhigh Global Corp.

By:
Legal representative (authorized person): /s/ Young Hon Oh

Title: CEO

TCC STEEL

By:
Legal representative (authorized person): /s/ Jun Won Sohn

Title: CEO

J&R Holding Limited

By	/s/ Joseph Tung	Name:

Title: CFO